ALLIED DOMECQ

**Filing Number: 82-878**

02028686

Our Ref: SPW

03 April 2002

The Filing Desk
Securities & Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SEC MAIL PROCESSING RECEIVED APR 23 2002 WASH, D.C. 164 SECTION

SUPPL

Dear Sirs

**Allied Domecq PLC**

I enclose copies of announcements that have recently been made to the London Stock Exchange for your records.

Yours faithfully

**Steve Williams**
**Secretariat Assistant**

Encs.

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

4/29

ALLIED DOMECQ PLC
THE PAVILIONS BRIDGWATER ROAD BEDMINSTER DOWN BRISTOL BS13 8AR

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| | |
|---|---|
| **Company** | Allied Domecq PLC |
| **TIDM** | ALLD |
| **Headline** | Employee Trust |
| **Released** | 17:47 1 Mar 2002 |
| **RNS Number** | 3121S |

**Allied Domecq PLC**

**Employee Share Ownership Trust (the "Trust")**

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above, have advised under a notification dated 28 February 2002 that they purchased on that date a total of 3,856,889 Ordinary shares of 25p each in Allied Domecq PLC at £3.944243 per share.

These shares will be used in connection with awards under the Allied Domecq PLC Employee Share Plans.

The total number of unallocated shares held by the Trust following this purchase is 22,155,122 shares.

The following executive directors are potential beneficiaries of the Trust:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B. Brown
Deputy Company Secretary

1 March 2002

END

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| | |
|---|---|
| **Company** | Allied Domecq PLC |
| **TIDM** | ALLD |
| **Headline** | Employee Trust |
| **Released** | 16:45 4 Mar 2002 |
| **RNS Number** | 3788S |

**Allied Domecq PLC**

**Employee Share Ownership Trust (the "Trust")**

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under two separate notifications dated 1$^{st}$ and 4$^{th}$ March 2002 that they disposed on those dates of a total of 20,246 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following these disposals is 22,134,876 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transactions that took place on 1$^{st}$ and 4$^{th}$ March 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

04 March 2002

END

| | |
|---|---|
| **Company** | Allied Domecq PLC |
| **TIDM** | ALLD |
| **Headline** | Employee Trust |
| **Released** | 17:09 11 Mar 2002 |
| **RNS Number** | 7713S |

**Allied Domecq PLC**

**Employee Share Ownership Trust (the "Trust")**

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 08 March 2002 that they disposed on that date of 12,584 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 22,122,292 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transaction that took place on 08 March 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

11 March 2002

END

# RNS Full Text Announcement



| | |
|---|---|
| **Company** | Allied Domecq PLC |
| **TIDM** | ALLD |
| **Headline** | Listing Particulars |
| **Released** | 14:23 12 Mar 2002 |
| **RNS Number** | 8284S |

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 12th March 2002

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

| | |
|---|---|
| DETAILS OF ISSUE: | U.S.$3,000,000,000 Global Medium Term Note Programme |
| ISSUER: | Allied Domecq PLC, Allied Domecq Financial Services PLC, Allied Domecq (Hold America Corp. and LIF B.V. |
| INCORPORATED IN: | England and Wales (Allied Domecq PLC, Allied Domecq Financial Services PLC Delaware (Allied Domencq North America Corp.) and The Netherlands (Lif B.V. |
| LISTING AGENT: | Goldman Sachs International<br>Peterborough Court<br>133 Fleet Street<br>London EC4A 2BB |
| INCORPORATED IN: | N/A |

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this

Allied Domecq PLC
The Pavilions
Bridgewater Road
Bristol
Avon BS13 8AR

Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Serv 25 The North Colonnade, London E14 5HS.

END

Company website

| | |
|---|---|
| **Company** | Allied Domecq PLC |
| **TIDM** | ALLD |
| **Headline** | Employee Trust |
| **Released** | 18:06 14 Mar 2002 |
| **RNS Number** | 0210T |

**Allied Domecq PLC**

**Employee Share Ownership Trust (the "Trust")**

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under three notifications dated 14 March 2002 that they disposed on that date of a total of 15,082 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following these disposals is 22,107,210 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transactions that took place on 13 and 14 March 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

14 March 2002

END

Company website

| | |
|---|---|
| **Company** | Allied Domecq PLC |
| **TIDM** | ALLD |
| **Headline** | Employee Trust |
| **Released** | 14:21 25 Mar 2002 |
| **RNS Number** | 5280T |

**Allied Domecq PLC**

**Employee Share Ownership Trust (the "Trust")**

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 22 March 2002 that they disposed on that date of 4,988 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 22,096,343 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transaction that took place on 22 March 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

25 March 2002

END

| | |
|---|---|
| **Company** | Allied Domecq PLC |
| **TIDM** | ALLD |
| **Headline** | Employee Trust |
| **Released** | 16:45 27 Mar 2002 |
| **RNS Number** | 7241T |

**Allied Domecq PLC**

**Employee Share Ownership Trust (the "Trust")**

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 27 March 2002 that they disposed on that date of 1,814 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 22,094,529 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transaction that took place on 27 March 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

27 March 2002

END

N/A

8. Percentage of issued class

N/A

9. Class of security

25 pence Ordinary shares

10. Date of transaction

On or before 27 March 2002

11. Date company informed

02 April 2002

12. Total holding following this notification

111,456,637 shares

13. Total percentage holding of issued class following this notification

10.07%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah H. Hughes – Telephone: 0117 978 5002

16. Name and signature of authorised company official responsible for making this notification

Leonard A. Quaranto, Company Secretary

Date of notification

02 April 2002

END

Company website

| | |
|---|---|
| **Company** | Allied Domecq PLC |
| **TIDM** | ALLD |
| **Headline** | Employee Trust |
| **Released** | 14:31 18 Mar 2002 |
| **RNS Number** | 1434T |

**Allied Domecq PLC**

**Employee Share Ownership Trust (the "Trust")**

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 15 March 2002 that they disposed on that date of 5,879 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 22,101,331 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transaction that took place on 15 March 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

18 March 2002

END

Company website